Exhibit 12.1

Electronics For Imaging, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except for ratio of earnings to fixed charges)

	Years Ended December 31,
	2013	2014	2015	2016	2017
Income from continuing operations before income taxes	$173,138	$42,087	$35,568	$38,648	$12,130
Fixed charges:
Interest expense	3,406	5,859	17,364	17,716	19,505
Interest relating to rental expense (1)	2,024	2,039	2,530	2,924	3,602

Total fixed charges	5,430	7,898	19,894	20,640	23,107

Earnings available for fixed charges	$178,568	$49,985	$55,462	$59,288	$35,237

Ratio of earnings to fixed charges	32.89	6.33	2.79	2.87	1.52

(1)	The representative interest portion of rental expense was deemed to be one-third of all rental expense, except for the rental expense related to the off-balance sheet financing leases, which was deemed to be all interest.